Form 5 ___Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ___Form 3 Holdings Reported ___Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1.	Name and Address of Reporting Person*	2.	Issuer Name and Tickler or Trading Symbol Seitel, Inc. SEI						6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
(Last) (First) (Middle) Frame, Paul A.		3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4.	Statement for Month/Year 12/00			_X_ ___	Director 10% Owner	_X_ ___	Officer (give title below) Other (specify below)
										Chief Executive Officer
(Street) 50 Briar Hollow Lane 7th Floor West Houston, Texas 77027						5.	If Amendment, Date of Original (Month/Year)		7. _X_ ___	Individual or Joint/Group Reporting (check applicable line) Form Filed by One Reporting Person Form Filed by More than One Reporting Person
(City) (State) (Zip)		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/ Day/ Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		5.	Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
						Amount	(A) or (D)	Price
Common Stock, par value $.01		01/01/00 - 12/31/00		J (1)		1,249	A	6.497-17.435	295,901		D

If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts calls warrants options, convertible securities)
1.	Title of Derivative Security (Instr. 3)	2.	Conver- sion or Exercise Price of Derivative Security	3.	Trans- action Date (Month/ Day/ Year)	4.	Trans- action Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6.	Date Exercisable and Expiration Date (Month/Day/Year)	7.	Title and Amount of Underlying Securities (Instr. 3 and 4)	8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)
								(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:			1.	Routine transactions made pursuant to 401(k) election, which transactions are not required to be reported under Rule 16a-3(f)(1)(i)(b).

/s/ Paul A. Frame By: Marcia H. Kendrick	02/14/01
**Signature of Reporting Person	Date
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.